

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2008

<u>By U.S. Mail and Facsimile</u>

Ms. Juliet Morgan, President
Terrasol Holdings LTD.
c/o National Registered Agents, Inc.
1000 East William Street, Suite 204
Carson City, NV 89701

> **Re: Terrasol Holdings LTD.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2008**
> **File No. 333-153858**

Dear Ms. Morgan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1 filed October 6, 2008</u>

<u>Summary of Our Offering, page 5</u>

1.	Please discuss the meanings of the following statements and the courses of action they intend to describe: (1) "If we do not find mineralized material on the property, we do not know what we will do" on page 5, and (2) "If we cease activities, we don't know what we will do and we don't have any plans to do anything" on page 13. Also, provide appropriate risk factor discussion. We may have further comments.

Risk Factors, page 6

Because our management only has limited technical training and experience…, page 7

2.	This caption indicates that your management has "limited technical training or experience" in the field of gold mining. However, it appears from a reading of the section titled "Background of our Sole Officer and Director" and from the body of the risk factor that your management in fact has no experience in this field. Please revise the caption and the text of the risk factor to reflect your management's actual training and experience in mining for minerals.

Because Julie Morgan has other outside business activities and will only be devoting…, page 8

3.	We note your disclosure indicating that your sole officer and director is "a national and/or resident of Jamaica." This appears to contradict your disclosures on pages 25 and 28, which suggest that Ms. Morgan resides in California. If the California address is, as you indicate, the address of Terrasol Holdings LTD.'s administrative office and not where Ms. Morgan resides, please revise the disclosure of Ms. Morgan's address throughout your prospectus to reflect her actual address.

Management's Discussion and Analysis or Plan of Operation, page 12

4.	Please revise your discussion to clarify your current sources of liquidity. You state that Ms. Morgan, your sole officer and director, is unwilling to loan the company money. This appears to contradict your disclosure in the "Business" section that you "rely upon . . . loans from [your] officer and director to fund operations."

Our Proposed Exploration Program, page 20

5.	We note your statement that it will take two to three weeks to complete the trenching and collect samples and an additional two to three weeks to obtain laboratory results. In your "Milestones" section, however, you budget six months for trenching alone. Please revise your registration statement to reconcile this apparent contradiction and to accurately outline your current plan of exploration.

Exhibit 5.1

6.	Item 601 of Regulation S-K requires that a registrant include a legal opinion regarding the legality of the securities being registered. Counsel incorrectly suggests that the Securities and Exchange Commission requested his opinion regarding this matter. Please revise the legal opinion to remove this statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

Roger Schwall
Assistant Director

cc: J. Lucas
       C. Moncada-Terry
       Conrad C. Lysiak, Esquire (509) 747-1770